Aimfinity Investment Merger Sub I

c/o Docter Inc.

14F-7, 597 Jiuru 2nd Rd

Sanmin District

Kaohsiung City, Taiwan

November 27, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Aimfinity Investment Merger Sub I

Amendment No. 3 to Draft Registration Statement on Form F-4

Submitted July 3, 2024

CIK No. 0001997799

Dear SEC Officers:

We hereby provide a response to the comments issued in a letter dated July 31, 2024 Letter”) regarding the Company’s Draft Registration Statement on Form F-4 (the “Draft Registration Statement”). Contemporaneously, we are filing the revised Draft Registration Statement via Edgar (the “Amended F-4”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended F-4, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 3 to Draft Registration Statement on Form F-4

Cover Page

1.	Please revise your cover page to include Docter, Inc. as a co-registrant. Refer to General Instruction I.1. of Form F-4.

Response: In response to the Staff’s comment, we have revised the cover page of the Amended F-4.

Questions And Answers About The Business Combination And The Extraordinary General Meeting

Is there any financing in connection with the Business Combination? page viii

2.	We note your response to comment 4 and reissue the comment in part. Please disclose here and in your prospectus/proxy statement summary whether and under what circumstances the transaction financing is required to complete the business combination. In your discussion, identify the relevant conditions to closing that could be breached if the transaction financing is not obtained.

Response: In response to the Staff’s comment, we respectfully advise the Staff that a backstop agreement has been entered into by and among Aimfinity Investment Corp. I (“SPAC”), Aimfinity Investment Merger Sub I (“PubCo”) and Family Inheritance Consulting (H.K.) Limited, on October 16, 2024. The relevant disclosure has been incorporated throughout the Amended F-4, including, inter alia, on the cover page, pages viii, xi, xxiii, 57, 7-8, 99, 114, and 167. We have further revised the risk factor on page 57 to address the potential effect on closing conditions in the event that the backstop agreement is terminated or not consummated, or otherwise that the Transaction Financing is not secured.

What is the redemption scenario accompanying the Business Combination and what shall be the relative equity stakes of AIMA shareholders..., page ix

3.	Please revise your dilution disclosures to comply with Item 1604(c) of Regulation S-K. In particular, please disclose, in tabular format, the difference between the price of the securities issued in your IPO and your net tangible book value per share. Please also ensure that the net tangible book value per share is adjusted to give effect to each of the presented redemption levels, material probable or consummated transactions, and other material effects on your net tangible book value per share from the business combination.

Response: In response to the Staff’s comment, we have revised the cover page, and pages x-xiii of the Amended F-4.

Do any of Aimfinity’s directors, officers or the Sponsor have interests ..., page xiv

4.	We note your response to comment 5 and reissue the comment. Please revise your disclosure to briefly discuss changes to or waivers of the terms of the transaction that may result in a conflict of interest and why.

Response: In response to the Staff’s comment, we have revised the cover page, pages xvi, 12, 52, and 101 of the Amended F-4.

5.	Please revise your conflicts of interest disclosure to highlight all material interests in the business combination held by the sponsor, Aimfinity’s officers and directors and Docter’s officers and directors, including any fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. Please clarify how the board considered these conflicts in negotiating and recommending the business combination. Refer to Item 1603(c) and Item 1605(d) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised pages 103 and 119 of the Amended F-4, and made conforming revisions on the cover page, pages xvii, 13, 53, 102, and 160-161 of the Amended F-4.

What happens if a substantial number of AIMA Public Shareholders vote in favor of the Proposals and exercise their redemption rights?, page xx

6.	We note your response to comment 3, including that the AIMA Initial Shareholders waived the right to any liquidation distribution “in consideration of the significant value that such AIMA Initial Shareholder may gain from the trading of such PubCo Ordinary Share converted from the Founder Shares and AIMA Private Placement Units such person holds, as applicable, if the Business Combination is consummated.” Please revise your disclosures throughout the registration statement to note the potential “significant value” as of a recently practicable date.

Response: In response to the Staff’s comment, we have revised pages xxiii, xxv, and 49 of the Amended F-4.

Summary Of The Proxy Statement / Prospectus, page 1

7.	We note your disclosure that as of the record date, there were 5,617,498 AIMA ordinary shares issued and outstanding. Please revise to prominently disclose the current funds remaining in your trust account.

Response: In response to the Staff’s comment, we have revised the Notice of the Extraordinary General Meeting, pages 3 and 11 of the Amended F-4.

Risk Factors

Docter current has a limited customer base. Failure to recruit new customers or expand its relationship with existing customers may . . ., page 23

8.	We note your response to comment 10 and reissue the comment in part. Please revise your MD&A to disclose whether you expect the trend in customer concentration to continue for future financial periods.

Response: In response to the Staff’s comment, we have revised page 29 and 145-146 of the Amended F-4.

If Docter is unable to support its growth strategies successfully, timely, or at all, then Docter’s ability to generate, and thereafter..., page 23

9.	We note your response to comment 11. We also note your disclosure on page 126 that you intend to partner with Chylyng Co., Ltd., a Taiwanese company which designs IoT solutions, and a Singapore-based distributor to commence sales in Singapore by the end of 2024. Please revise to disclose the material terms of the memorandum of understanding with Chylyng and the material terms of the agreement with the distributor. Please file any such agreements as exhibits to this registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K. Please also revise this risk factor to discuss your potential expansion into Singapore, and to highlight any potential risks associated with such expansion.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter is no longer pursuing this venture and does not plan to explore expanding into Singapore through alternative means. The Amended F-4 has been revised to remove reference to Singapore.

Docter is dependent on third parties that it enters into agreements with to manufacture and distribute products for itself and for other..., page 24

10.	We note your response to comment 12 including that you have no formal written agreement with Sun-Prance Media Co., Ltd. and Ten-Tronics Co., Ltd., respectively, because only a limited quantity of products have been ordered and manufactured to date. Please revise this risk factor to discuss the risk to investors from your not having formal written contracts with your two major manufacturers. Please also revise your disclosure to discuss the source and nature of the raw materials and components used in your products.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised the risk factor to discuss the risk stemming from not having formal written contracts with its two major manufacturers and has revised the title of the risk factor to remove any notion that Docter has formal agreements with these manufacturers. Additionally, Docter respectfully advises the Staff that Docter’s main business is its Docter Cloud platform, which is an internet-based offering. On pages 3, 136 and 145 of the Amended F-4, Docter discloses that the functionality of the DocterWatch without the Docter Cloud is limited, and Docter’s focus is to sell Docter Cloud services with either the DocterWatch or other third-party (but Docter Cloud-integrated) health monitoring products (depending on customer preference). There have also been limited sales of DocterWatches to date. Accordingly, in Docter’s view, the discussion of raw materials used in the production of the DocterWatch is not material and does not warrant additional disclosure.

Exchange rate fluctuations may negatively affect Docter’s liquidity, financial condition and results of operations., page 25

11.	We note your response to comment 13. To provide context for investors, please further revise this risk factor to note your current percentage of revenues that are generated in U.S. dollars.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter is no longer pursuing expansion into Singapore, where it would have charged customers in U.S. dollars, and currently does not have any definitive plans to expand internationally. Accordingly, Docter has no expectation of generating revenue in U.S. dollars. We respectfully advise the Staff that the risk factor on page 32 of the Amended F-4 has been revised to remove discussion of any expectation of generating revenues in U.S. dollars.

Taiwan laws and regulations of loans to and direct investment in Taiwan entities by offshore holding companies may delay or prevent..., page 33

12.	We note your response to comment 17 and reissue the comment in part. Please revise your disclosure here, or in the regulatory section on page 175, to discuss all material restrictions on financial transfers as a result of Taiwanese regulations, approvals or other requirements, which are applicable to Docter and Horn.

Response: In response to the Staff’s comment, we respectfully advise the Staff that all material restrictions on financial transfers as a result of Taiwanese regulations, approvals or other requirements appear on pages 40 and 206 of the Amended F-4.

Proposal No. 2 The Acquisition Merger Proposal
Conditions to Closing, page 84

13.	We note your response to comment 22. Please revise your disclosure regarding Aimfinity’s conditions to closing to clarify whether these conditions may be waived by Aimfinity or Docter. Please also disclose whether Docter’s conditions to closing may be waived by Aimfinity, Docter or any other party.

Response: In response to the Staff’s comment, we have revised page 96-97 of the Amended F-4.

Background of the Business Combination, page 92

14.	We note your response to comment 23 and reissue the comment. Please revise to disclose the reason for the restructuring transactions, including the departure of the former board members and management of Aimfinity. Please also affirmatively disclose whether Aimfinity public shareholders were entitled to a vote and opportunity to redeem their shares in connection with the restructuring transaction. In this regard, we note your disclosure that “[a]s provided in the amended and restated memorandum and articles of associations effective at the time, holders of the AIMA Class A Ordinary Shares shall have no right to appoint or remove any directors of Aimfinity, and is not entitled to redeem their shares solely in connection with the appointment or removal of any directors of Aimfinity,” but it is unclear whether shareholders were entitled to a vote with respect to a restructuring transaction. Finally, include additional risk factor disclosure, if applicable, describing the risks related to the resignation and appointment of the new board.

Response: In response to the Staff’s comment, we have revised pages 45, 105-106, and 156-157 of the Amended F-4, and made conforming revisions on the cover page, 14-15, and 186-187 of the Amended F-4.

15.	We note your response to comment 24 and reissue the comment. Please identify the individuals and parties who participated in the meetings and discussions described throughout this section. For example, we note your disclosure on page 94 that “[o]n May 11, 2022, Aimfinity was introduced to Candidate Two by US Tiger.” Please disclose the members of Aimfinity and US Tiger that were involved in these discussions.

Response: In response to the Staff’s comment, we have revised pages 107-114 of the Amended F-4, to the extent that we believe material information or context is helpful.

16.	We note your response to comment 26 and reissue the comment. Please revise your disclosure in this section to describe how the Aimfinity Board arrived at an initial pre-transaction enterprise value of $70-100 million for Docter for the LOI. Please address in your revisions the methodology employed in reaching the valuation, including the underlying assumptions and conclusions of the Aimfinity Board. Please also further discuss the advice provided by US Tiger in connection with the valuation, including any assumptions relied upon by US Tiger. As a related matter, we note your disclosure on page 99 regarding the factors considered in connection with the lowering of Docter’s valuation to $60 million. Please revise to further explain the operational challenges and uncertainties, including why Docter’s future plan for meeting certain sales benchmarks for its DocterWatch may be challenging to meet, why Docter is facing a significant cash crunch, and how recent market downturns have directly impacted Docter’s operations. Consider adding risk factor disclosure, as applicable, to highlight the risk to investors from these challenges.

Response: In response to the Staff’s comment, we have revised pages 108-109 and 112 of the Amended F-4.

17.	We note your revised disclosure that “Mr. Huang shared Docter’s historical unaudited financial information, and financial projections based on customer information, sales benchmarks, and comparable companies, with representatives of Aimfinity and US Tiger for financial due diligence and valuation analysis.” Please revise the projections disclosure on page 108 to note the date of these projections. Please also tell us whether the projections and comparable companies analysis provided in May 2023 are the same or materially the same as those included in the registration statement in Newbridge’s fairness opinion. If the projections or comparable companies analysis are materially different, please explain these differences, what changes were made and why, and revise your background discussion to note when Newbridge received the relevant projections.

Response: In response to the Staff’s comment, we have revised page 112 of the Amended F-4.

18.	We note your disclosure on page 94 that “[o]n March 30, 2023, Mr. Chang, the CEO of Aimfinity and Dr. Chen, an independent director of Aimfinity, were invited by Mr. Hsin-Ming Huang, CEO of Docter and a personal friend of Mr. Chang, to a signing ceremony for a collaboration agreement between Docter and the City of Ottawa, Canada.” Please revise to further discuss the relationship between Mr. Chang and Mr. Huang, including whether they had discussed a potential business combination prior to this meeting.

Response: In response to the Staff’s comment, we have revised page 107 of the Amended F-4, to the extent that we believe material information or context is helpful. To the extent relevant, we have updated the conflict-of-interests disclosure on the cover page and pages xviii, 14, 53, and 102 of the Amended F-4 to clarify the pre-existing personal friendship between Mr. Chang and Mr. Huang.

19.	We note your response to comment 27 and reissue the comment in part. Please revise this section to discuss the process by which US Tiger was selected as the financial adviser, and to note that Aimfinity’s CFO, Mr. Xuedong (Tony) Tian served as a managing director and head of capital markets at US Tiger from October 2020 to April 2024. Please also disclose any conflicts of interest related to Mr. Tian serving as managing director of US Tiger and as Chief Financial Officer of Aimfinity. Finally, please file the Business Combination Marketing Agreement as an exhibit to your registration statement or tell us why you believe you are not required to do so.

Response: In response to the Staff’s comment, we have revised pages xvii, 14, 18, 53, and 102 of the Amended F-4. In addition, we plan to file the agreement as Exhibit 10.9 when we file the F-4 publicly.

20.	We note your response to comment 28. Please revise your disclosures on page 103 to explain how each key factor was considered by the Aimfinity board of directors when deciding whether to approve the business combination. Refer to Item 1606(b) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised page 117 of the Amended F-4, and made conforming revisions on the cover page and page 103 of the Amended F-4.

21.	In an appropriate place in your filing, please disclose why Docter is engaging in the transaction with Aimfinity and whether Docter considered other transactions, such as a traditional IPO, instead of pursuing a business combination with Aimfinity. See Item 1605(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised pages 18 and 124 of the Amended F-4.

Basis for the Recommendation of Aimfinity’s Board of Directors - Fairness Opinion, page 106

22.	We note your response to comment 35 and reissue the comment. Please amend your disclosure to provide a detailed description of each of the relevant assumptions underlying the projections of Docter, as well as the process undertaken to formulate them. Disclose the specific limitations of the assumptions. Finally, tell us how the projections are reasonable, given the historical operating results of the company. Refer to Item 1609(b) and (c) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised pages 108-109 and 112 of the Amended F-4.

23.	We note your disclosure that the comparable public companies identified had the most similarities to Docter, Inc. We also note that three companies selected have high market capitalization, an extensive history of operations and annual net sales between $377 million and $4.2 billion. Please provide a discussion of the difference between Docter and these companies, and disclose the basis for evaluating the financial performance and trading multiple of these companies as an indicator of the value of Docter.

Response: In response to the Staff’s comment, we have revised page 121 of the Amended F-4.

24.	We note your disclosure that “Newbridge employed various methods to analyze the range of values of Docter.” Please clarify if Newbridge performed any financial analyses other than the Comparable Public Company Analysis and the Discounted Cash Flow Analysis.

Response: In response to the Staff’s comment, we have revised page 120 of the Amended F-4.

25.	Please revise and clarify the fiscal year-ends represented in the projected discounted cash flows. For example, please clarify whether “2024E” refers to the fiscal year-ending December 31, 2024.

Response: In response to the Staff’s comment, we have revised pages 119-123 of the Amended F-4.

26.	We note your response to comment 33. Please discuss any uncertainties in projecting operating results three to ten years out and the limitations of the projections. In addition, you disclose that the 2029-2032 revenue growth and cash-flow margins were lower than the previous two-year average. Please discuss the reasons for the lower estimation.

Response: In response to the Staff’s comment, we have revised page 122 of the Amended F-4.

27.	Please discuss whether the projected information is in line with historical operating results. For example, your projected revenue of $3.3 million for fiscal year 2023, and the reported revenue for fiscal year 2023 was $30,081. Disclose the basis for your conclusion regarding the utility of this analysis.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the original disclosure contained a typo, and we have revised page 122 of the Amended F-4.

28.	Please expand and discuss your assumed revenue growth rates in further detail. For example, the projected revenue growth rate for year 2024 is 200%. Disclose how the expansion in new territories supports such growth rates. Also address the fact that the projected revenue for 2024 is over 300 times the actual revenue reported for 2023.

Response: In response to the Staff’s comment, we have revised pages 108-109, 112, 122 of the Amended F-4.

Industry Overview Of Docter, page 114

29.	We note your use of statistics regarding market size and growth throughout this section. For example, on page 114 you note that “[t]he smart glucose monitoring system segment had a market size of approximately $3.5 billion as of 2021.” Please revise to provide support for all of these figures.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised the Industry Overview section on page 128 of the Amended F-4 to provide support for these figures regarding market size and growth.

Business Of Docter
Overview, page 117

30.	Please disclose the fees paid to Kaohsiung Hospital, if material. Please also discuss the material terms of any agreements with Kaohsiung, and file any such agreements as exhibits to this registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised the disclosure on page 131 of the Amended F-4 to discuss the material terms of Docter’s agreements with Kaohsiung and has filed such agreements as Exhibits 10.12 and 10.13 to the Amended F-4.

Our Revenue Model, page 122

31.	We note your disclosure that “[s]ometimes, a customer will prefer to use a cheaper monitoring device than the DocterWatch because they are looking to monitor only one vital sign (such as blood pressure). In such a scenario, Docter will sell the customer a cheaper monitoring device that is compatible with the Docter Cloud.” Please revise to further discuss these cheaper monitoring devices, including how they are sourced. To the extent that Docter has entered into arrangements with third parties for the provision of these devices, please disclose the material terms of any agreements, and file any such agreements as exhibits to this registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter acquires third-party monitoring devices whenever a customer chooses to use one of those devices instead of the DocterWatch. Docter has no arrangements with third parties for the provision of these devices. Additionally, we respectfully note to the Staff that the functionality of the DocterWatch, or any of the cheaper third-party devices, without the Docter Cloud is limited, and Docter’s primary focus is to sell the Docter Cloud services. Accordingly, due to the prominence of the value of the Docter Cloud and limited value of the monitoring devices on their own, Docter does not view further disclosure of third-party monitoring devices to be material to the discussion of its business. However, Docter has disclosed the names of the third-party monitoring devices that Docter has integrated with the Docter Cloud for customers who prefer to use such devices instead of the DocterWatch.

Products and Services We are Developing, page 123

32.	We note your response to comment 36 and reissue the comment in part. Please provide further detail regarding the current stage of development of your non-invasive blood glucose technology. In particular, please expand your disclosure to explain what establishing a preliminary modeling algorithm entails.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised pages 138 and 139 of the Amended F-4 to provide further detail regarding the current stage of development of the non-invasive blood glucose technology and to explain what establishing a preliminary modeling algorithm entails.

33.	We note your disclosure that “Horn has signed a Technology Development Cooperation Contract with Mr. Chien-Sheng Liu (a shareholder of Docter, Inc.) and Livestrong Biomedical Technology Co., Ltd., a Taiwanese company that is owned and controlled by Mr. Liu, (“Livestrong”), dated February 23, 2023, according to which Horn and Livestrong will collaborate on the development of the technology for the blood glucose monitoring device, including, but not limited to, the development of an algorithm, establishment of clinical trials and production of the device itself.” Please revise to discuss the material terms of this cooperation contract, and file the contract as an exhibit to this registration statement or explain why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised page 138 of the Amended F-4 to enhance the disclosure of the material terms of the contract with Livestrong and has filed such agreement as Exhibit 10.11 to the Amended F-4.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Of Docter
Liquidity and Capital Resources, page 133

34.	We note your response to comment 46 and reissue the comment in part. Please revise to further discuss whether you have entered into any discussions or material agreements to address your going concern risk.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised its disclosure on page 152 of the Amended F-4 to discuss that, until the proposed business combination, Docter intends to finance its operations through continuing to borrow from Docter’s CEO Hsin-Ming Huang and may also obtain loans from third-parties.

35.	We note your response to comment 47, but we are not persuaded by your response. Please file the agreement with Hsin-Ming Huang as an exhibit to this registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the agreement with Docter’s CEO Hsin-Ming Huang has been filed as Exhibit 10.10 to the Amended F-4.

Unaudited Pro Forma Condensed Combined Financial Statements, page 152

36.	We note your response to comments 52 and 61, and we reissue the comments. Please provide the required audited and interim financial statements of the registrant, Aimfinity Investment Merger Sub I (PubCo) as required by Item 14 of Form F-4. Please also include PubCo in a separate column in the pro forma financial statements to reflect the reincorporation and acquisition mergers.

Response: In response to the Staff’s comment, we respectfully advise the Staff that since Aimfinity Investment Merger Sub I (“Pubco”) is a wholly owned subsidiary of Aimfinity Investment Corp. I (“Aimfinity”), Aimfinity’s financial statements were already include Pubco’s financial results. Furthermore, Pubco has not had any activities that would separately impact the financial statements. Therefore, the Company believes it is unnecessary to include a separate column for Pubco in the pro forma financial statements.

To ensure transparency, we have added a footnote under the pro forma financial statements indicating that AIMA’s column includes the financial results of both Aimfinity and Pubco as reflected on page 172-185 of the Amended F-4.

37.	With reference to the terms of the earn-out agreement, disclose the proposed accounting for such shares and clarify why these shares are not reflected in your pro forma financial statements.

Response: In response to the Staff’s comment, we respectfully advise the Staff that since the entitlement to the earn-out shares is contingent upon achieving specific sales performance milestones in fiscal years 2024 and 2025, the Company has determined that these milestones are not probable events as of now. Therefore, in accordance with Regulation S-X, Article 11, the Company did not reflect the earn-out shares in the pro forma financial statements. Accordingly, we have made revisions on page 175-176 of the Amended F-4.

38.	Please provide the detailed conversion information for shares presented in the tables on page 153 and 154, respectively, similar to the Notes presented on pages x and xi.

Response: In response to the Staff’s comment, we have made revisions on page 175-176 of the Amended F-4.

39.	We note that the consummation of the Business Combination is subject to various conditions, including that PubCo shall have net tangible assets of at least $5,000,001 upon the consummation of the Business Combination. Please disclose how you meet this condition under each of the No, 25%, 75% and Maximum Redemption Scenarios.

Response: In response to the Staff’s comment, we respectfully advise the Staff that a backstop agreement has been entered into by and among Aimfinity Investment Corp. I (“SPAC”), Aimfinity Investment Merger Sub I (“PubCo”) and Family Inheritance Consulting (H.K.) Limited, on October 16, 2024. The relevant disclosure has been incorporated throughout the Amended F-4, including, inter alia, on the Cover Page, pages viii, xi, xxiii, 57, 7-8, 99, 114, and 167. The pro forma financial statements have also been updated to take into account the backstop agreement.

40.	With reference to Note (N), it appears you may not have sufficient cash under maximum redemption. Please disclose whether you plan to enter into any transaction financing. If so, please address the need to provide additional pro forma information that addresses scenarios under which you do not enter into a financing agreement. We note your disclosure on page 96 that “Aimfinity and Docter shall collaborate to obtain necessary Transaction Financing in the form of backstop equity commitment or private investment in public equity (“PIPE”) in connection with the closing.”

Response: In response to the Staff’s comment, we respectfully advise the Staff that a backstop agreement has been entered into by and among Aimfinity Investment Corp. I (“SPAC”), Aimfinity Investment Merger Sub I (“PubCo”) and Family Inheritance Consulting (H.K.) Limited, on October 16, 2024. The pro forma financial statements have also been updated to take into account the backstop agreement.

Regulations Applicable To Docter, page 175

41.	Please revise this section to briefly discuss regulatory requirements that would be applicable to Docter’s proposed operations in Singapore.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter is no longer pursuing this venture and does not plan to explore expanding into Singapore through alternative means. The Amended F-4 has been revised to remove references to Singapore.

42.	We note your disclosure on page 175 that “DocterWatch and Docter iCare [are] considered Low Power Radio Frequency Equipment” and that “[a]ccordingly...such devices must first be approved and recognized by the NCC. Docter has received such approvals for each of the DocterWatch and Docter iCare device.” Please disclose when these approvals were received and discuss any plans to obtain similar approvals, as applicable, in Singapore.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised page 204 of the Amended F-4 to disclose when such approvals by the NCC were received. Additionally, we respectfully advise the Staff that Docter is no longer pursuing any expansion into Singapore. The Amended F-4 has been revised to remove references to Singapore.

43.	We note your response to comment 59 and reissue the comment in part. Please revise to discuss the risk, either here or in your risk factors, stemming from your assumption that the blood glucose monitor will receive a Class II classification by the Taiwanese FDA. Please also further discuss clinical trial requirements and approvals required in connection with the blood glucose monitor.

Response: In response to the Staff’s comment, we respectfully advise the Staff that Docter has revised page 205 of the Amended F-4 accordingly. Additionally, we note for the Staff’s attention that Docter will seek a preliminary classification from the Taiwan FDA prior to formally submitting its application, and Docter has disclosed this intention on page 205 of the Amended F-4 as well.

General

44.	Please revise to provide the disclosures required by Items 1603 and 1604 of Regulation S-K.

Response: In response to the Staff’s comment, we have made revisions throughout the Amended F-4, including, inter alia, the cover page and pages x-xiii, xvi-xviii, 12-19, 52-53, 56, 101-103, 117, 119, 160-161, and 186-191 of the Amended F-4.

45.	Please revise to provide the disclosure required by Item 1606(c) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the Notice of the Extraordinary General Meeting and pages vii, 70, 91, 123, 125 and 126 of the Amended F-4.

46.	We note your disclosure throughout the registration statement that the funds in your trust account are held in money market funds, which are invested in U.S. Treasury securities. Please disclose the risk that you could be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also, include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status. In your revised disclosure, please address the risks, if any, related to representations and warranties in the Business Combination Agreement that Aimfinity is not an investment company within the Investment Company Act of 1940.

Response: In response to the Staff’s comment, we have revised page 42 of the Amended F-4.

******

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ze’-ev D. Eiger, Esq., of Robinson & Cole LLP, at (212) 451-2907, or Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ I-Fa Chang
I-Fa Chang, Director

cc:	Ze’-ev D. Eiger, Esq.

Arila E. Zhou, Esq.

Robinson & Cole LLP

Michael J. Blankenship, Esq.

Winston & Strawn LLP